The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600


05008720


RECEIVED
JUN - 1 2005
155

May 31, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Establishment of "STB Wealth Partners Co., Ltd." and tie-up arrangements

Notice Regarding Information Meeting on Financial Results for FY2004 May 31,2005

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited



By ______________________

Name: Tsukasa Tanigawa
Title: Joint General Manager

05/31/05 9:39AM

The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

RETURN RECEIPT REQUESTED

May 31, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Establishment of "STB Wealth Partners Co., Ltd." and tie-up arrangements

Notice Regarding Information Meeting on Financial Results for FY2004 May 31,2005

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited



By

Name: Tsukasa Tanigawa
Title: Joint General Manager

<For reference>

May 31, 2005

The Sumitomo Trust & Banking Co., Ltd.

Establishment of "STB Wealth Partners Co., Ltd." and tie-up arrangements

The Sumitomo Trust & Banking Co., Ltd. (STB) decided establishing a specialized consulting company to provide a wide array of services to meet various needs of wealthy customers.

The new company plans to provide know-how about due diligence and monitoring of financial products and services specialized for wealthy customers, fully utilizing expertise in corporate trust businesses as well as asset management and custody services such as inheritance in addition to family-owned company succession advice developed through private banking business.

Furthermore STB has agreed to tie up with Sumitomo Life Insurance Company and Mitsui Sumitomo Insurance Co., Ltd. STB continues to consider the possibilities of tie-ups with other financial institutions such as Securities brokers. Other than financial institutions, STB agreed to tie up with M&I Art System Co., LTD., one of the major artworks appraisal companies. Through such tie-up arrangements, the new company can not only access to broader customer base but also build highest quality services of "Open-platform" type consulting by mutual use of each company's capability.

Profile of STB Wealth Partners Co., Ltd.

1. Company name: STB Wealth Partners Co., Ltd.
2. Location of head office: Chuo-ku, Tokyo
3. Capital: 155 million yen
4. Shareholders: STB 100%
5. Scope of Business:
    - Financial consulting services to wealthy customers
    - Management consulting services to family-owned companies
    - Other services related the above
6. Start of Business (Plan): June 13, 2005
7. Board members (Plan): President: Yoshikazu Tanaka
8. Number of employees (including executives): Approximately 17 members (during the first fiscal year)

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654



SUMITOMO TRUST 住友信託銀行


Sumitomo Trust & Banking
Co., Ltd.


Treasury and
Financial Products
Fiduciary Services
Real Estate
Wholesale
Financial Services
Retail Financial Services

Information Meeting
on
Financial Results for FY2004

May 31, 2005

Financial results for FY2004

Forecast for FY2005



SUMITOMO TRUST 住友信託銀行

Financial targets

- **Consolidated ROE: Over 10% (by Mar. 2007)**



Consolidated net income
Consolidated ROE
(in billions of Yen)
100
75
50
25
0
-25
-50
-75
-100
15%
10%
5%
0%
-5%
-10%
-15%
6.2%
41.0
2001/3
-7.1%
-42.4
2002/3
-13.6%
2003/3
12.6%
79.6
2004/3
11.8%
96.8
2005/3

- **Long-term credit rating: A or above (by Mar. 2007)**



	Moody's	S & P
L/T	-	A-
L/T Deposits	A2	
S/T	P-1	A-1
Outlook	Stable	Positive
Financial	D	-

- **Fee revenue ratio (Consolidated): Over 50% (by Mar. 2007)**



Other trust fees
Net fees and commissions
Fee ratio
(in billions of Yen)
150
100
50
0
50%
40%
30%
20%
10%
0%
29.4%
31.8
51.6
2001/3
30.1%
36.3
51.3
2002/3
29.6%
36.0
50.2
2003/3
35.2%
52.8
47.3
2004/3
39.7%
67.4
49.2
2005/3

- **Dividend payout ratio: Over 20%**



Dividend per stock
Consolidated dividend payout ratio
(Yen)
15
10
5
0
30%
20%
10%
0%
26.5%
7
2001/3
5
2002/3
3
2003/3
12.1%
6
2004/3
20.6%
12
2005/3



SUMITOMO TRUST 住友信託銀行

FY2004 financial results (2004/4 - 2005/3)

<Non-consolidated> (in billions of Yen)	FY2004 (A)	Forecast announced in 2004/11 (B)	Change (A) - (B)	FY2003 (C)	Change (A) - (C)	(%)
Net business profit before credit costs	**148.2**	**140.0**	**8.2**	**145.0**	**3.1**	**2.2%**
Gross business profit before credit costs	262.5	-	-	257.0	5.5	2.2%
General and administrative expenses	114.3	-	-	111.9	2.3	2.1%
Personnel expenses	44.9	-	-	46.4	-1.5	-3.2%
Non-personnel expenses	62.7	-	-	60.7	2.0	3.3%
Net non-recurring profit	**-21.5**	-	-	**-18.2**	**-3.2**	**-18.1%**
Net gains on stocks	13.6	-5.0	-4.9	25.6	-12.0	-46.9%
Other non-recurring profit ※	-23.6			-24.7	1.1	4.5%
Net operating profit	**120.5**	**135.0**	**-14.4**	**122.1**	**-1.5**	**-1.2%**
Extraordinary items	**19.4**	-	-	**3.8**	**15.5**	**399.3%**
Reversal of reserves	19.1	-	-	1.9	17.1	862.4%
Net income	**84.7**	**80.0**	**4.7**	**73.9**	**10.7**	**14.6%**
Credit costs	-1.4	0.0	-1.4	21.8	-23.3	-106.8%

* Main items include Net transfer to reserve for losses on investment securities (14.9 bn. yen) and Amortization of net actuarial losses/prior service cost (5.1 bn. yen)

<Consolidated>

(in billions of Yen)

	FY2004 (A)	Forecast (B)	Change (A) - (B)	FY2003 (C)	Change (A) - (C)	(%)
Net business profit before credit costs	**161.1**	-	-	**153.6**	**7.5**	4.9%
Net operating profit	134.1	145.0	-10.8	135.6	-1.5	-1.1%
Net income	**96.8**	**85.0**	**11.8**	**79.6**	**17.2**	**21.6%**
Consolidated EPS (fully diluted)	58.07 yen	-	-	48.33 yen	+ 9.74 yen	-
Tier 1 ratio	7.23%	-	-	7.07%	+0.16 point	-
Dividend per stock	(Projected) 12 yen	10 yen	+2 yen	6 yen	+6 yen	-


SUMITOMO TRUST 住友信託銀行

Credit costs breakdown

(in billions of yen)	FY2003	FY2004	1HFY2004	2HFY2004
Banking a/c	17.1	-7.5	-16.2	8.7
Write-offs, sales	19.1	11.5	0.6	10.9
Reversal of reserves	-1.9	-19.1	-16.9	-2.1
Trust a/c	4.6	6.1	3.1	2.9
Total credit costs	21.8	**-1.4**	**-13.1**	**11.6**
Net transfer to reserve for losses on investment securities	4.7	14.9	-	14.9
Actual credit costs	**26.6**	**13.4**	**-13.1**	**26.6**

- Migration to worth categories : approx. 17 billion yen
- Final disposal : approx. -8 billion yen
- Decrease of loan balance of special mention and substandard categories : approx. -16.0 billion yen

- Mainly write-off for 2HFY2003 and 1HFY2004

- Reserve on preferred shares acquired through debt equity swap


SUMITOMO TRUST 住友信託銀行

Breakdown of profit by business group

	Non-consolidated						Consolidated		
	Gross business profit before credit costs			Net business profit before credit costs			Net business profit before credit costs		
(in billions of Yen)	FY2004	FY2003	Change	FY2004	FY2003	Change	FY2004	FY2003	Change
Wholesale financial services	87.8	87.7	0.1	67.1	66.2	0.9	72.8	71.5	1.4
Stock transfer agency services	5.9	5.3	0.6	3.6	2.3	1.3	6.8	6.6	0.3
Retail financial services	65.7	55.5	10.2	14.4	4.6	9.9	17.2	6.4	10.8
Treasury and financial products	47.3	56.5	-9.2	38.2	47.2	-9.1	38.2	47.2	-9.1
Fiduciary services	33.9	33.6	0.3	18.9	20.0	-1.0	21.3	20.4	0.9
Pension asset management	28.8	29.5	-0.7	15.6	17.7	-2.2	17.0	17.8	-0.8
Securities processing services	5.1	4.1	1.0	3.4	2.3	1.1	4.3	2.6	1.8
Real estate	23.7	18.1	5.7	16.5	11.0	5.5	17.7	11.9	5.8
Others (*)	4.2	5.7	-1.5	-6.9	-4.0	-2.9	-6.0	-3.7	-2.3
Total	262.5	257.0	5.5	148.2	145.0	3.1	161.1	153.6	7.5

* Changed managerial accounting grouping. Net of dividend income, cost of capital sourcing and head office expense is included.

Net fees and commissions (Consolidated, Banking a/c)

(in billions of Yen)	FY2004	FY2003	Change	% Change
Net fees and commissions (Consolidated)	67.4	52.8	14.6	28%
Domestic net fees and commissions	63.4	50.8	12.6	25%
Wholesale financial services	16.3	15.7	0.6	4%
Retail financial services	15.3	9.8	5.5	57%
Stock transfer agency services	18.6	15.2	3.4	23%
Real estate	25.4	20.6	4.8	23%
Fees paid to JTSB	-12.4	-11.3	-1.0	9%
International net fees and commissions	4.1	2.1	2.0	98%

Net fees and commissions

- Syndicated loan, Non recourse loan
- Individual annuity, Mutual fund
- Stock transfer agency services
- Real estate brokerage, Real estate administration
- Outsourcing fee (paid), Brokerage fee (paid)

Other trust fees

- Corporate pension, public pension, pension tokkin
- Securities processing services (Tokkin, Mutual fund, Security trust)
- Asset securitization, real estate securitization, land trust

Non-performing loans

▶ Change in balance of NPLs (Banking a/c and principal guaranteed trust a/c combined: Non-consolidated)



(in billions of Yen)
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
Bankrupt/Practically bankrupt (Left)
Doubtful (Left)
Substandard (Left)
Special mention (excluding substandard) (Left)
Ratio to total loan balance (Right)
13%
12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
6.1%
47.2
424.4
217.5
1,225.7
3.6%
176.7
196.5
716.3
2.8%
113.1
157.1
502.0
2.2%
79.2
47.9
95.9
446.4
1.8%
88.1
80.6
350.4
2002/3
2003/3
2004/3
2004/9
2005/3

▶ Collateral/Reserves (Banking a/c: Non-consolidated) as of Mar. 2005

	Coverage ratio (*1)		Researve ratio (*2)	
		Change		Change
Bankrupt/Practically bankrupt	100%	-	100%	-
Doubtful	93%	-2%	82%	-4%
Substandard	66%	-9%	31%	-11%

*1 (Guarantee and collateral+Specific loan loss reserves) / Total loan balance

*2 Specific loan loss reserves / (Total loan balance -Guarantee and collateral)

	Researve ratio	
		Change
Special mention	7.6%	-2.8%
Substandard debtors	15.6%	-2.3%
Against uncovered portion	32.2%	-10.4%
Special mention debtors (excluding loans to substandard debtors)	5.9%	-2.3%
Ordinary debtors	0.1%	0.0%



SUMITOMO TRUST 住友信託銀行

Securities portfolio

▶ Change in cost and net unrealized gains/ losses of securities (for securities market price available) (Consolidated/after devaluation)

(in billions of Yen)	Cost			Net unrealized gains/losses		
	Mar. 2005 (A)	Mar. 2004 (B)	(A) - (B)	Mar. 2005 (C)	Mar. 2004 (D)	(C) - (D)
Held-to-maturity debt securities	822.6	10.3	+812.2	+4.6	+0.3	+4.3
Available-for-sale securities	3,115.6	3,117.4	-1.8	+193.0	+160.5	+32.5
Stocks	440.2	450.8	-10.5	+193.1	+159.0	+34.0
Bonds (JGB)	957.1	1,165.2	-208.1	+3.3	-8.9	+12.2
Foreign bonds and others	1,718.2	1,501.3	+216.8	-3.4	+10.3	-13.7

▶ Change in balance of Stocks (for securities market price available) (Consolidated/after devaluation)



(in billions of Yen)
Cost
Those companies with more than 5 billion yen of cost-basis amount
Market value
Tier I
1,000
900
800
700
600
500
400
300
200
100
0
706.1
588.7
525.1
277.9
29 companies
789.9
609.9
450.8
192.0
22 companies
839.7
573.0
430.8
172.9
21 companies
861.7
633.3
440.2
181.6
22 companies
300.0
2003/3
2004/3
2004/9
2005/3

▶ Change in balance of Stocks (Non-consolidated)

(in billions of Yen)

Book Value as of March 31, 2004	713.3
Book Value as of March 31, 2005	758.1
Change	+ 44.7
Purchase	+ 40.7
Sales	-30.7
Losses on devaluation of stocks	-4.2
Change in investments in affiliates	+ 4.9
Unrealized gains/losses	+ 34.0


SUMITOMO TRUST 住友信託銀行

Capital

▶ **Change in balance of total risk adjusted assets and total capital**

Total capital: Tier I
Upper Tier II
Lower Tier II - Deduction
Risk assets: Deferred tax assets
Public fund
Market
Off-balance sheet items
On-balance-sheet items
BIS ratio: BIS capital ratio
Tier I ratio
(in billions of Yen)
12,000.0
11,500.0
11,000.0
1,500.0
1,000.0
500.0
0.0
15%
13%
11%
9%
7%
5%
3%
12.5%
13.2%
12.5%
11,168.9
11,364.0
11,914.8
1,390.6
1,505.6
1,489.4
7.1%
7.4%
7.2%
789.9
839.7
861.7
150.0
130.4
80.3
DTA/Tier1
9.3%
2004/3
2004/9
2005/3


SUMITOMO TRUST 住友信託銀行

Forecast for FY2005

(in billions of Yen)	FY2004	Forecast for FY2005	
<Non-consolidated>	Actual	Full FY2005	1HFY2005
Net business profit before credit cost	148.2	150.0	70.0
Credit costs	-1.4	20.0	10.0
Net non-recurring items	-9.9	-10.0	-5.0
Net operating profit	120.5	120.0	55.0
Net income	84.7	72.0	33.0
<Consolidated>			
Net operating profit	134.1	140.0	65.0
Net income	96.8	80.0	37.0
Dividend per common stock (yen)	12.00	12.00	6.00
Dividend payout ratio	21%	25%	-



SUMITOMO TRUST 住友信託銀行

Division Performance



SUMITOMO TRUST 住友信託銀行

Retail financial services

▶ Volume of plan for depositary assets



(in trillions of Yen)
12
10
8
6
4
2
0
8.3
8.3
8.4
8.6
10.0
0.3
0.5
0.6
0.8
2.1
2.6
2.0
1.8
1.7
1.0
3.0
3.5
3.7
4.0
5.2
1.7
1.6
1.6
1.4
1.1
0.6
0.6
0.6
0.7
0.7
2003/3
2004/3
2004/9
2005/3
2009/3 (Plan)
Mutual funds, individual annuity
Loan trust, money trust
Time deposits (Fixed interest)
Time deposits (Variable interest)
Ordinary deposits

▶ Fee revenue of mutual fund and individual annuity



(in billions of Yen)
8
7
6
5
4
3
2
1
0
Individual annuity + Mutual fund
2.1
2.9
4.6
5.3
7.8
2003/3
2003/9
2004/3
2004/9
2005/3

- Increased total depositary assets
- Balancing the volume of deposits and sales of mutual fund and individual annuity
- Introducing new products = Good select (launched in April 2004, 1 trillion yen as of Mar. 2005)
  ⇒Increased deposits total, when excluding loan trust and money trust
- Increased fee revenue by selling mutual funds and individual annuity

Loan business/Loan deposit margin

▶ Change in balance of loans



Large corporation
Small and medium size corporation
Market-based loan
Small and medium size corporation+large corporation
Individual
Entrusted assets for securitization (excluding real estate)
(in trillions of Yen)
14
12
10
8
6
4
2
0
2.1
1.2
8.1
3.8
1.9
1.3
2.5
5.2
4.0
2.2
1.4
2.0
5.2
4.1
2.9
1.5
1.9
5.0
5.1
4.1
2.2
7.1
7.6
2003/3
2004/3
2004/9
2005/3
2009/3
(Plan)

Amount of market-based loans

(in billions of Yen)	2005/3	2004/9	2004/3
Non recourse loan/ Project finance	766.1	575.8	510.2
Syndicate loan/ Loan purchase in secondary mkt, ABS	1,188.1	901.3	760.4
Overseas branches	896.1	758.3	629.5
Total	2,850.3	2,235.4	1,900.1

▶ Loan deposit margin



(%)
2.0
1.0
0.0
03/3
03/9
04/3
04/9
05/3
Long term prime rate
Average loan interest rate
Average loan-deposit margin
Average deposit interest rate

(%)	FY2004	Change
Gross margin	1.06	0.08
Average interest yield earned	1.25	0.03
Average interest yield paid	0.19	-0.05
Loan-deposit margin	1.12	-0.03
Average loan interest rate	1.29	-0.03
Average deposit interest rate	0.17	0.00

Growth of real estate business

▶ record-high fee revenue

Sumishin Realty's real estate related fee (left)
=residential and small to midium size commercial properties brokerage
Sumitomo Trust's real estate related fee (left)
=commercial properties brokerage and real estate securitization arrangement
Cumulative real estate securitization market (right)

(in billions of Yen)

(in trillions of Yen)

35
30
25
20
15
10
5
0

14
12
10
8
6
4
2
0

92/3 93/3 94/3 95/3 96/3 97/3 98/3 99/3 00/3 01/3 02/3 03/3 04/3 05/3

0.1
0.4
1.5
3.4
6.2
8.7
12.7

Source: Ministry of Land, Infrastructure and Transport

▶ Interest income from real estate non-recourse loans is not included.



Fiduciary business I

► **Volume of entrusted assets (ending balance)**



(in trillions of Yen)
60
50
40
30
20
10
0
Public pension
Pension tokkin
Pension trust
Asset under management
Security trust, etc
Tokkin
Mutual fund
45.7
46.0
46.6
43.9
44.9
8.4
8.7
8.5
9.0
9.4
14.4
12.6
13.3
13.2
14.0
3.5
3.7
3.1
2.7
2.5
4.7
4.8
5.1
3.1
3.2
5.2
5.3
6.6
6.1
5.3
9.6
10.9
10.0
9.9
10.5
14.9
16.4
16.9
16.3
16.8
2002/3
2003/3
2004/3
2004/9
2005/3

► Volume of Japan Trustee Services Bank



(in trillions of Yen)
Transfer of Mitsui Asset TB's asset
140
120
100
80
60
40
20
0
76
86
114
115
119
2002/3
2003/3
2004/3
2004/9
2005/3

► Specific reasons for decline in FY2004

- Pension tokkin
  - A few large clients changed the contact to JTSB directly.
- Pension trust
  - "Daiko henjyo"
  - A few large clients changed the contact from trust agreement to investment advisory agreement.

► Cost basis: mutual fund, tokkin and public pension

► Mark-to-market basis: securities trust, pension tokkin and pension trust

► The balance of asset under management is total of pension trust, public pension, investment trust managed by STB Asset Management, etc.



SUMITOMO TRUST 住友信託銀行

Fiduciary business II

▶ Pension and asset management

- Enhance franchise by superior consulting expertise in planning and investment as well as offering multi-products

▶ Ratio of active investment (Corporate Pension)

▶ Volume of entrusted asset in alternative investment



(in billions of Yen)
volume of entrusted asset in alternative investment
Ratio of active investment
600
500
400
300
200
100
0
70%
60%
50%
40%
30%
20%
10%
55.2
144.8
380.0
491.5
568.3
61.9%
45.3%
42.3%
47.5%
52.8%
2002/3
2003/3
2004/3
2004/9
2005/3

▶ Market share of Pension trust and Defined Contributed (DC) pension plan



Market share of pension trust
Share of number of employees subject to enrollment of DC approved entity (With 6 majors)
24%
22%
20%
18%
16%
14%
5%
4%
14.7%
15.7%
16.7%
16.5%
15.4%
(preliminary)
4.2%
15.6%
18.0%
23.1%
(preliminary)
2002/3
2003/3
2004/3
2004/9
2005/3

▶ Securities processing services

- Shift resources to growing areas such as investment trust, global custody and securities lending business

▶ Volume of equity investment trust



(in trillions of Yen)
7
6
5
4
3
2
1
0
4.4
5.0
5.1
6.0
6.5
2002/3
2003/3
2004/3
2004/9
2005/3

▶ Volume of Global Custody (Sumitomo Trust USA)



(in billions of dollars)
120
100
80
60
40
20
0
78
94
109
111
112
2002/3
2003/3
2004/3
2004/9
2005/3



SUMITOMO TRUST 住友信託銀行

Diversify revenue sources of Treasury and financial products

▸ Market-making operations

- Enhance market-making ability for interest and forex products

⇒ - Cost reduction
  - Aggressive pricing policy

▸ Financial operations

- Manage potential market risks involved in the overall balance sheet

⇒ Volatility of
  - Cross-shareholdings
  - Deposit margin
  - Credit risk









Market-making Operations
Financial Operations
Investment Operations
Marketing Functions

▸ Marketing functions

- Creation and sales of new financial products

⇒ Increase lineup of foreign currency deposits

⇒ Establish market-risk consulting service

▸ Proprietary investment

- Pursue absolute return by proprietary investment

⇒ Expand investment products to equities, forex and commodities

⇒ Diversify investment portfolio through FoFs



SUMITOMO TRUST 住友信託銀行

The key strategy

Growth strategy

► Accelerate moves to new growth

Highest quality of financial fundamentals

- Enhance franchise through alliance, merger and acquisitions
- Concentrate additional resources to high-growth and lucrative areas
  - Distinctive retail financial services leveraging trust functions
  - Investment banking business leveraging trust functions
  - Global expansion of trust business
- Increase financial leverage (Total assets/capital)

Differentiation strategy

Focus on "Trust" functions

- Respect for customer individuality
- Serve with high degree of expertise
- Build long-term relationship

The bank with truly customer-centric services

The top quality trust bank

Quality of profit = High fee revenue ratio/Sustainable growth of bottom line/High ROE

Quality of asset = Low non-performing loan ratio/High RAROA/Highly diversified investment

Quality of capital = Low rate of dependence on deferred tax assets/No public fund, no potential dilution

Quality of customer franchise = High loyalty/Depth of customer relations



SUMITOMO TRUST 住友信託銀行

Retail business strategy - Mass retail

▶ Population dynamics in Japan (as of Oct. 1, 2003)


(ages)
60
55
50
45
40
35
30
25
20
15
1,000
1,250
1,500
1,750
2,000
2,250
2,500
(thousands of people)

Source : Ministry of Internal Affairs and Communications


信託世代の
住友信託銀行

"Trust generation"
=Baby boomers

▶ Composition ratio of our clients by generations


Number of households with time deposits/mutual funds
50th and above
64%
Outstanding balance of time deposits/mutual funds
50th and above
79%

▶ Focus on "Trust generation"

Retirement allowances and inherited assets



Consulting services

▶ Access to "Trust generation"

Television commercials

New branches in metro area

Marketing tie-ups and trust agencies

Work-place market

Telephone and internet banking capacity

▶ Appeal to "Trust generation"

Product Lineup Expansion

Remodeling of branches (private consulting spaces)

Sharing of branch offices with Sumishin Realty*

* Residential and small to medium size commercial properties brokerage company

Retail business strategy - Private Banking

▶ **Basic strategies**

- Targeting customers with total assets of 500 million yen
- 32 private bankers take in charge directly
- Servicing with know-how developed through corporate trust business



Best solutions to
PB client needs
Consulting services
Asset management and
custody services
Open platform
Yen/foreign currency products, Alternative investment,
Outsourced/own products, Real estate

▶ **Strengthen competitiveness and profitability**

- Exclusive services through PTC (Private Trust Club)
- Consulting company specialized in PB business, "STB Wealth Partners"
  - Tie-ups with major brokers and insures
  - Provide asset administration services to tax accountant and lawyers

▶ Number of PTC members



(people)
6,000
5,000
4,000
3,000
2,000
1,000
0
1,200
2,910
5,000
2004/3
2005/3
2008/3
(Plan)



Needs of PB clients
Legal/tax consultation
Business consultation
Health management
Custody
Asset management
Complete services with "Open platform" type consulting
matching
STB Wealth Partners
Sumitomo Trust
Lawyer/tax accountant services
Other company services
Insurance company services
Securities broker services
Trust bank services
Services by various institutions

SUMITOMO TRUST 住友信託銀行

Investment banking leveraging trust functions


Trust bank = trust + commercial banking + real estate
Concrete strategy
to maximize profit
Investment banking leveraging trust functions
Sourcing and structuring
Proprietary
investment
Expertise in risk-return
analysis and risk control
Investment
advisory
Placement

Combine
- Franchise of each business group : Corporate(finance/real estate)/individuals/institutional investor
- Know-how of each business group : investment/structuring/management/consulting techniques
- Efficient Capital in terms of both quality and quantity : investment capacity/High risk tolerance

▶ Business areas

Investment banking business

- Asset securitization arrangement (receivables, real estate, etc.)
- Project finance/non recourse loans
- Syndicated loans
- Equity investment of securitized real estate, privatized companies

Proprietary investment(& investment advisory)

- Investment in corporate bonds, asset backed securities, private equity funds
- Investment in hedge funds, listed equities, commodities.

▶ Gross business profit


(in billions of Yen)
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Investment banking (Fee)
Investment banking (Spread)
Proprietary investment
34.9
40.2
57.3
2004/3
2005/3
2008/3
(Plan)

SUMITOMO TRUST 住友信託銀行

Global expansion of trust business

▶ Global custody business

- Sumitomo Trust USA, Europe, Japan
- Cover 95 markets worldwide and provide global standard level services
- Marketing specialized in Japanese institutional investors with Japanese-languages services for 24 hours

▶ Gross business profit of STB(USA)



(in millions of dollar)
60
50
40
30
20
10
0
37
42
55
2003/12
2004/12
2007/12
(Plan)

Overseas network of Sumitomo Trust

New York branch, London branch
Singapore branch, Shanghai branch
STB (USA): Custody
STB (Luxembourg): Custody
STB (Hong Kong): Investment advisory
STB consulting (China) :
Pension and human resource consulting
Representative offices
(Jakarta, Bangkok, Beijing, Seoul)

▶ Global expansion of asset management business

- Marketing self-managed products to foreign institutional investors
  - Japanese stock long & short fund
  - Fundamental value fund
  - SRI fund
- Investment advisory on Japanese stocks to foreign asset managers

▶ Business in China

- Commence operations of Shanghai branch in May, 2005
- Private equity fund jointly with China International Trust and Investment Corporation (CITIC)
- Consulting company specialized in HR and pension plan



SUMITOMO TRUST 住友信託銀行

Consolidated management

Boosting profit by maximizing group companies' capabilities and resources

- Increase interest in subsidiaries by streamlining of holding structure
- Increase income of each group company
- Utilize subsidiaries' franchise, expertise, outsourcing capability

▶ Difference between consolidated and non-consolidated net business profit before credit costs



(in billions of Yen)
30
25
20
15
10
5
0
8.5
12.9
24.0
2004/3
2005/3
2008/3
(Plan)

▶ Mutual use of franchise

- Cross-sell products and services inter-group to clients

  eg1. Bank's retail products ⇒ · Sumishin Matsushita Financial Service
  · Sumishin Card

  eg2. Bank's customers' real estate ⇒ · Sumishin Realty

▶ Mutual use of expertise

eg1. Real estate investment advisory (by STB Research Institution) ⇒ · Fiduciary business group
· STB Asset Management

eg2. Japanese equities long & short, SRI fund know-how ⇒ · STB Asset Management

▶ Improvement of efficiencies by "outsourcing" joint ventures

eg1. Japan Trustee Services Bank formed with Mitsui Trust HD and Resona HD
eg2. Japan TA Solution formed with Japan Securities Agents
eg3. Japan Pension Operation Service formed with Mizuho Trust & Banking

Mid term target

< Non-consolidated > (in billions of Yen)	FY2004 (Actual)	FY2005	FY2006	FY2007	FY2008
Gross profit	262.5	272.0	277.0 ⟷ 284.0	289.0 ⟷ 299.0	301.0 ⟷ 311.0
Wholesale financial services	87.8	91.9	93.9 ⟷ 95.4	95.9 ⟷ 98.9	95.9 ⟷ 98.9
Retail financial services	65.7	67.9	68.8 ⟷ 71.3	74.5 ⟷ 78.0	85.6 ⟷ 88.6
Treasury and financial products	47.3	52.5	53.0	53.0	53.0
Fiduciary services	33.9	32.8	33.9	36.0 ⟷ 36.5	39.3 ⟷ 40.3
Real estate	23.7	24.0	24.0 ⟷ 27.0	24.0 ⟷ 27.0	24.0 ⟷ 27.0
Expenses	114.3	122.0	122.0	124.0	126.0
Net business profit before credit costs	148.2	150.0	155.0 ⟷ 162.0	165.0 ⟷ 175.0	175.0 ⟷ 185.0
Credit costs	-1.4	20.0	20.0	20.0	20.0
Net gains on stocks	13.6	-10.0	10.0	10.0	10.0
Others	-23.6		-10.0	-10.0	-10.0
Net operating profit	120.5	120.0	135.0 ⟷ 142.0	145.0 ⟷ 155.0	155.0 ⟷ 165.0
Net income	84.7	72.0	81.0 ⟷ 85.0	87.0 ⟷ 93.0	93.0 ⟷ 99.0

< Consolidated >

(in billions of Yen)	FY2004 (Actual)	FY2005	FY2006	FY2007	FY2008
Net business profit before credit costs	161.1	170.0	177.0 ⟷ 184.0	189.0 ⟷ 204.0	200.0 ⟷ 220.0
Net operating profit	134.1	140.0	157.0 ⟷ 164.0	169.0 ⟷ 184.0	180.0 ⟷ 200.0
Net income	96.8	80.0	91.0 ⟷ 95.0	98.0 ⟷ 107.0	105.0 ⟷ 117.0

<Interest rate/ stock price assumption (Base case scenario)>

	05/3 (Actual)	06/3	07/3	08/3	09/3
6-month Yen LIBOR	0.06%	0.06%	0.12%	0.24%	0.37%
5-year Yen SWAP	0.64%	0.73%	0.85%	0.98%	1.11%
Nikkei 225 (Yen)	11,668	11,500	11,500	11,500	11,500

<Interest rate/ stock price assumption (Upside scenario)>

	06/3	07/3	08/3	09/3
6-month Yen LIBOR	0.06%	0.24%	0.37%	0.51%
5-year Yen SWAP	0.73%	0.98%	1.11%	1.21%
Nikkei 225 (Yen)	11,500	12,000	12,500	13,000



SUMITOMO TRUST 住友信託銀行

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including changes in managerial circumstances.

Contact Information

The Sumitomo Trust & Banking Co., Ltd.

Financial Management Department, IR Office

Tel:+81-3-3286-8354 Fax: +81-3-3286-4654

Koichi Onaka, Head of IR Office: onaka@sumitomotrust.co.jp

Keiji Nakamura, Senior Manager: nakamurake@sumitomotrust.co.jp

Takeshi Shimamura, Manager: shimamurat@sumitomotrust.co.jp

Masako Sakai, Assistant: sakaimas@sumitomotrust.co.jp

➡http://www.sumitomotrust.co.jp/IR/company/index_en.html